Exhibit 99.1
For release at 6:30 a.m.
Contact:
Robert F. Doman, President & CEO – 978.909.2216
Richard Christopher, VP Finance & CFO – 978.909.2211
Chad Rubin, Investor Relations Contact, The Trout Group LLC – 646.378.2947
DUSA Pharmaceuticals Reports Fourth Quarter and
Full Year 2008 Corporate Highlights and Financial Results
Domestic Levulan® Kerastick® revenues up 29% for the quarter and 34% for the year;
Non-GAAP full year net loss improves by 44% despite the loss of Nicomide® revenues
WILMINGTON, Mass. – March 11, 2009 — DUSA Pharmaceuticals, Inc.® (NASDAQ GM: DUSA), a dermatology company that is developing and marketing Levulan® Photodynamic Therapy (PDT) and other products targeting patients with common skin conditions, reported today its corporate highlights and financial results for the fourth quarter and full year ended December 31, 2008.
Financial highlights for the fourth quarter and full year include:
•	Domestic Kerastick® revenues for the fourth quarter improved by $1.5 million or 29% versus the prior year.

•	Domestic Kerastick® revenues for the year improved by $5.1 million or 34%.

•	Kerastick® gross margins for the year reached a record high of 83%.

•	Non-GAAP net loss for the year improved by $3.1 million or 44% year over year, despite the loss of Nicomide® revenues.

•	Cash burn, excluding non-recurring items, totaled $2.4 million for 2008, down $5.9 million from the 2007 cash burn of $8.3 million.
Management Comments:
“We were pleased with the 29% increase in Kerastick® revenues and the sale of 75 BLU-U® units in the U.S. during the fourth quarter in a very challenging economic environment. Despite the loss of Nicomide® sales and the economic slowdown, the Company was able to deliver significant P&L improvement in 2008. The combination of 35% Kerastick® revenue growth, record Kerastick® gross margins of 83%, and operating cost containment drove a $3.1 million or 44% year over year improvement in our non-GAAP bottom line. We are also pleased to report that we significantly reduced our annual cash burn, excluding non-recurring items, from $8.3 million in 2007 to just $2.4 million in 2008,” stated Robert Doman, President and CEO.
“Through the first half of the year, the Company was well positioned to reach its goals of becoming both cash flow positive and profitable sometime late in the year. The mid-year loss of

Nicomide® revenues, due to FDA action, had a significant adverse impact on our financials and ultimately prevented us from reaching these goals,” continued Doman.
“Like most businesses, we will be faced with many challenges in 2009, particularly in light of the macroeconomic conditions. However, we look forward to building upon the momentum of our core PDT business as we continue to strive towards our goal of becoming a cash flow positive and profitable company,” concluded Doman.
Fourth Quarter 2008 Financial Results:
PDT revenues for the fourth quarter of 2008 totaled $7.5 million, an increase of $1.3 million over the comparable 2007 period. The increase in PDT revenues was attributable to a $1.1 million increase in Kerastick® revenues, driven by 29% domestic revenue growth. Overall Kerastick® sales volumes increased to 62,260 units in the fourth quarter of 2008 up from 60,580 units in the comparable prior year period. Domestic Kerastick® sales volumes increased by 8,802 units year over year, and were partially offset by a 7,122 unit decrease in international sales volumes caused by initial launch stocking orders placed during the fourth quarter of 2007. Non-PDT revenues totaled $0.3 million versus $2.2 million for the comparable 2007 period. Non-PDT revenues were adversely impacted by the absence of sales of Nicomide® during the fourth quarter of 2008 (see “Other Updates” section below). Total product revenues for the quarter were $7.8 million as compared to $8.3 million in the fourth quarter of 2007.
DUSA’s net loss on a GAAP basis for the fourth quarter of 2008 was ($2.0) million or ($0.08) per common share, compared to a net loss of ($7.0) million or ($0.31) per common share in the fourth quarter of 2007.
DUSA’s non-GAAP net loss for the fourth quarter of 2008 was ($1.4) million or ($0.06) per common share, compared to a net loss of ($0.5) million or ($0.02) per share common in the prior year. Please refer to the section entitled “Use of Non-GAAP Financial Measures” and the accompanying financial table included at the end of this release for a reconciliation of GAAP to non-GAAP results for the three month periods ended December 31, 2007 and 2008, respectively.
Full Year 2008 Financial Results:
PDT revenues for the twelve month period ended December 31, 2008 totaled $23.9 million, an increase of $5.7 million over the comparable 2007 period. The increase in PDT revenues was attributable to a $5.7 million increase in Kerastick® revenues, driven by 34% domestic revenue growth. Overall Kerastick® sales volumes increased 26% to 207,516 units in 2008 up from 164,944 units in 2007. Domestic Kerastick® sales volumes increased by 36,096 units or 25% year over year, Non-PDT revenues totaled $5.6 million in 2008 versus $9.4 million in 2007. Non-PDT revenues were adversely impacted by the absence of sales of Nicomide® during the second half of 2008 (see “Other Updates” section below). Total product revenues for the year were $29.5 million as compared to $27.7 million in 2007.
DUSA’s net loss on a GAAP basis for the twelve months ended December 31, 2008 was ($6.3) million or ($0.26) per common share, compared to a net loss of ($14.7) million or ($0.73) per common share for the comparable 2007 period.
DUSA’s non-GAAP net loss for the twelve months ending December 31, 2008 improved 44% from ($7.1) million or ($0.35) per common share in 2007 to ($3.9) million or ($0.16) per common share in 2008. Please refer to the section entitled “Use of Non-GAAP Financial Measures” and the accompanying financial table included at the end of this release for a reconciliation of GAAP to non-GAAP results for the twelve month periods ended December 31, 2007 and 2008, respectively.
As of December 31, 2008, total cash, cash equivalents, and marketable securities were $18.9 million, compared to $23.0 million at December 31, 2007. The decrease in our cash balance was primarily attributable to cash expended to fund operational expenses, as well as a $1.5 million milestone payment made to the former Sirius shareholders. Cash burn, excluding non-recurring items, totaled $2.4 million for 2008, down $5.9 million from the 2007 cash burn of $8.3 million.
Other Updates:
•	Clinical Development – SOTR.
o	Chronically immunosuppressed solid organ transplant recipients (SOTRs) with fair skin are at high risk of developing actinic keratoses (AKs) and are also prone to the development of multiple aggressive skin cancers, particularly squamous cell carcinomas (SCCs). We are initiating a new proof of concept study in up to 40 patients at up to 10 sites to examine the effect of multiple courses of Levulan® plus BLU-U® on the treatment of AKs, as well as the reduction of the incidence of new non-melanoma skin cancers on the scalp or forearms of this patient group over the course of one year. We had originally planned to initiate the study by the end of 2008 and now expect to initiate the study during the second quarter of 2009. We filed an application for orphan drug designation in 2008 and are awaiting a determination from the FDA.
•	Nicomide®.
o	In late June 2008, the Company placed the sales of Nicomide®, a vitamin-mineral product formerly prescribed by dermatologists, on hold. The decision came in response to discussions with the Food and Drug Administration (FDA) regarding our marketing of certain products considered by FDA to be marketed unapproved drugs. The Company has been in on-going discussions with the FDA to finalize product labeling in order to bring the product into compliance under DSHEA (Dietary Supplement Health and Education Act). At the same time, the Company is also actively engaged in discussions regarding the possible sale or license of the product and the related patent.

Revenues Table, Condensed Consolidated Balance Sheets, Condensed Consolidated Statement of Operations and GAAP to Non-GAAP reconciliation follow:
Revenues for the three month and twelve month periods were comprised of the following:

	Three months ended		Twelve months ended
	December 31,		December 31,
	2008	2007	2008	2007
PDT Drug & Device Product Revenues
Kerastick® Product Revenues:
United States	$6,486,000	$5,031,000	$20,206,000	$15,139,000
Canada	250,000	204,000	699,000	740,000
Korea	110,000	436,000	820,000	436,000
Rest of World	56,000	92,000	345,000	92,000

Subtotal Kerastick® Product Revenues	6,902,000	5,763,000	22,070,000	16,407,000
BLU-U® Product Revenues:
United States	612,000	355,000	1,810,000	1,724,000
Canada	—	—	—	94,000
Korea	—	50,000	50,000	50,000

Subtotal BLU-U® Product Revenues	612,000	405,000	1,860,000	1,868,000
Total PDT Drug & Device Product Revenues	7,514,000	6,168,000	23,930,000	18,275,000
Total Non-PDT Product Revenues	263,000	2,171,000	5,615,000	9,388,000

TOTAL PRODUCT REVENUES	$7,777,000	$8,339,000	$29,545,000	$27,663,000

DUSA Pharmaceuticals, Inc.
Condensed Consolidated Balance Sheets

	December 31,	December 31,
	2008	2007

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,880,673	$4,713,619
Marketable securities	15,002,830	18,311,650
Accrued interest receivable	155,728	97,243
Accounts receivable, net	2,367,803	2,667,178
Inventory	2,812,825	2,672,105
Prepaid and other current assets	1,718,073	1,843,873

TOTAL CURRENT ASSETS	25,937,932	30,305,668
Restricted cash	173,844	170,510
Property, plant and equipment, net	1,937,978	2,142,658
Deferred charges and other assets	160,700	273,404

TOTAL ASSETS	$28,210,454	$32,892,240

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$305,734	$1,213,867
Accrued compensation	1,515,912	491,529
Other accrued expenses	3,226,571	3,322,642
Deferred revenue	611,602	1,256,494

TOTAL CURRENT LIABILITIES	5,659,819	6,284,532
Deferred revenues	4,157,305	2,918,850
Warrant liability	436,458	1,262,600
Other liabilities	244,673	319,736

TOTAL LIABILITIES	10,498,255	10,785,718

SHAREHOLDERS’ EQUITY
Capital stock
Authorized: 100,000,000 shares; 40,000,000 shares designated as common stock, no par, and 60,000,000 shares issuable in series or classes; and 40,000 junior Series A preferred shares. Issued and outstanding: 24,089,452 and 24,076,110 shares of common stock, no par, at December 31, 2008 and December 31, 2007 respectively	151,663,943	151,648,943
Additional paid-in capital	7,514,900	5,885,353
Accumulated deficit	(141,850,925)	(135,600,484)
Accumulated other comprehensive loss	384,281	172,710

TOTAL SHAREHOLDERS’ EQUITY	17,712,199	22,106,522

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$28,210,454	$32,892,240

DUSA Pharmaceuticals, Inc.
Consolidated Statement of Operations

	Three months ended		Twelve months ended
	December 31,		December 31,
	2008	2007	2008	2007
Product revenues and royalties	$7,777,596	$8,339,366	$29,545,406	$27,662,598
Cost of product revenues and royalties	2,175,056	2,322,744	7,125,095	7,829,284

Gross margin	5,602,540	6,016,622	22,420,311	19,833,314
Operating costs:
Research and development	1,593,880	1,648,253	6,643,207	5,976,728
Marketing and sales	3,590,787	3,583,654	13,111,652	13,311,314
General and administrative	2,583,837	2,344,499	9,187,826	10,311,290
Impairment charge for contingent consideration	—	6,772,505	1,500,000	6,772,505
Net gain on settlement of litigation	—	(582,866)	(282,775)	(582,866)

Total operating costs	7,768,504	13,766,045	30,159,910	35,788,971
Loss from operations	(2,165,964)	(7,749,423)	(7,739,599)	(15,955,657)
Other income:
Gain on change in fair value of warrants	50,506	687,300	826,142	687,300
Other income, net	124,804	74,733	663,016	554,850

Net loss	$(1,990,654)	$(6,987,390)	$(6,250,441)	$(14,713,507)

Basic and diluted net loss per common share	$(0.08)	$(0.31)	$(0.26)	$(0.73)

Weighted average number of common shares	24,082,159	22,681,880	24,079,414	20,292,729

Use of Non-GAAP Financial Measures
In addition to reporting financial results in accordance with GAAP, DUSA has provided in the table below non-GAAP financial measures adjusted to exclude stock-based compensation expense, the non-cash gain on the change in fair value of warrants, and impairment of goodwill. The Company believes this presentation is useful to help investors better understand DUSA’s financial performance, competitive position and prospects for the future. Management believes these non-GAAP financial measures assist in providing a more complete understanding of the Company’s underlying operational results and trends, and in allowing for a more comparable presentation of results. Management uses these measures along with their corresponding GAAP financial measures to help manage the Company’s business and to help evaluate DUSA’s performance compared to the marketplace. However, the presentation of non-GAAP financial measures is not meant to be considered in isolation or as superior to or as a substitute for financial information provided in accordance with GAAP. The non-GAAP financial measures used by the Company may be calculated differently from, and, therefore, may not be comparable to, similarly titled measures used by other companies.
Investors are encouraged to review the reconciliations of these non-GAAP financial measures to the comparable GAAP results, contained in the table below.

	Three months ended		Twelve months ended
	December 31,		December 31,
	2008	2007	2008	2007
GAAP net loss	$(1,990,654)	$(6,987,390)	$(6,250,441)	$(14,713,507)
Stock-based compensation (a)	597,735	418,613	1,640,547	1,564,727
Gain on change in fair value of warrants (b)	(50,506)	(687,300)	(826,142)	(687,300)
Impairment of goodwill (c)	—	6,772,505	1,500,000	6,772,505

Non-GAAP adjusted net loss	$(1,443,425)	$(483,572)	$(3,936,036)	$(7,063,575)

Non-GAAP basic and diluted net loss per common share	$(0.06)	$(0.02)	$(0.16)	$(0.35)

Weighted average number of common shares	24,082,159	22,681,880	24,079,414	20,292,729

(a)	Stock-based compensation expense resulting from the application of SFAS 123(R).

(b)	Non-cash gain on change in fair value of warrants.

(c)	The goodwill impairment charges relate to the Company’s revised estimates of cash flows associated with the Sirius products and product pipeline.

Conference Call Details and Dial-in Information
In conjunction with this announcement, DUSA will host a conference call today:
Wednesday, March 11th – 8:30 a.m. Eastern
If calling from the U.S. or Canada use the following toll-free number:
800.647.4314
Password – DUSA
For international callers use
502.498.8422
Password – DUSA
A recorded replay of the call will be available approximately 15 minutes following the call
U.S. or Canada callers use 877.863.0350
International callers use 858.244.1268
The call will be accessible on our Web site approximately four hours following the call at www.dusapharma.com.
About DUSA Pharmaceuticals
DUSA Pharmaceuticals, Inc. is an integrated dermatology pharmaceutical company focused primarily on the development and marketing of its Levulan® photodynamic therapy (PDT) technology platform, and complementary dermatology products. Levulan® PDT is currently approved for the treatment of Grade 1 and 2 actinic keratoses of the face and scalp. DUSA also markets other dermatology products, including ClindaReach®. DUSA is researching the use of Levulan® PDT to prevent AKs and squamous cell carcinomas in immunosuppressed solid organ transplant recipients and is supporting research related to oral leukoplakia in collaboration with National Institutes of Health (NIH). DUSA is based in Wilmington, Mass. Please visit our Web site at www.dusapharma.com.
Except for historical information, this news release contains certain forward-looking statements that represent our current expectations and beliefs concerning future events, and involve certain known and unknown risk and uncertainties. These forward-looking statements relate to challenges for 2009, expectations for initiation of the SOTR study, and management’s beliefs and calculations concerning non-GAAP financial measures. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from future results, performance or achievements expressed or implied by those in the forward-looking statements made in this release. These factors include, without limitation, actions by health regulatory authorities, the uncertainties regarding clinical research, reliance on third parties, sufficient funding, and other risks and uncertainties identified in DUSA’s Form 10-K for the year ended December 31, 2008.
###